FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

Great Panther Silver Limited (the “Company”)
1330 - 200 Granville Street
Vancouver, British Columbia, V6C 1S4

Item 2                     Date of Material Change

April 20, 2016

Item 3                     News Release

A news release with respect to the material change referred to in this report was disseminated through CNW Group on April 21, 2016 and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4                     Summary of Material Change

The Company has entered into an At-the-Market Offering Agreement dated April 20, 2016 (the “ATM Agreement”) with Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC ("Rodman") for the sale, through Rodman, as placement agent, such number of the Company’s common shares (the “Common Shares”) having an aggregate gross sales price of up to US$10.0 million (the “Offering”) on the NYSE MKT LLC (the “NYSE MKT”). No sales will be made in Canada on the Toronto Stock Exchange (the “TSX”) or other trading markets in Canada.

The Offering will be made by way of a prospectus supplement dated April 20, 2016 to the Company's existing Canadian short form base shelf prospectus and U.S. registration statement on Form F-10, each dated October 14, 2014.

Item 5                     Full Description of Material Change

5.1                           Full Description of Material Change

The Company has entered into an At-the-Market Offering Agreement dated April 20, 2016 with Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC. Under the ATM Agreement, the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through Rodman, as placement agent, such number of Common Shares having an aggregate gross sales price of up to US$10.0 million. Sales of the Common Shares will be made through "at the market distributions", as defined in National Instrument 44-102, directly on the NYSE MKT or on any other existing trading market in the United States. No offers or sales of Common Shares will be made in Canada on the TSX or other trading markets in Canada. The Common Shares will be distributed at market prices or prices related to prevailing market prices from time to time. As a result, prices of the Common Shares sold under the Offering will vary as between purchasers and during the period of distribution.

The Offering will be made by way of a prospectus supplement dated April 20, 2016 (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement on Form F-10 (the “Registration Statement”), each dated October 14, 2014. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

The Company intends to use the net proceeds of the Offering, if any, together with the Company's current cash resources, to fund operating, development and exploration expenditures at its mining operations and projects, for possible future acquisitions and for general corporate and working capital purposes.

The Company will pay to Rodman a placement fee for Common Shares sold under the ATM Agreement. A copy of the ATM Agreement has been filed under the Company’s profile on SEDAR at www.sedar.com. The foregoing description of the ATM Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the ATM Agreement.

5.2                           Disclosure for Restructuring Transactions

Not applicable.

Item 6                     Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                     Omitted Information

Not applicable.

Item 8                     Executive Officer

Jim Zadra

Chief Financial Officer Telephone: 604-608-1766

Item 9                     Date of Report

April 26, 2016